

Mail Stop 3561

February 10, 2016

Via E-mail
Isabela Perez Nivela
Director
Coca-Cola European Partners Limited
c/o Jordans Limited
20-22 Bedford Row,
London, WC1R 4JS

**Re: Coca-Cola European Partners Limited
Registration Statement on Form F-4
Amendment No. 1 filed January 28, 2016
File No. 333-208556**

Dear Ms. Perez Nivela:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016 letter.

Unaudited Pro Forma Condensed Combined Financial Information of Orange, page 163

1.   We note your response to comment 4 in our letter dated January 11, 2016. Please revise the disclosures on pages 162 and 169 to indicate that for purposes of U.S. reporting, the basis of accounting for Orange will be IFRS as adopted by the IASB.

Exhibits and Financial Statement Schedules, page II-1

2.   We note your response to prior comment 24. Please tell us how you determined that the bottler's agreements and related agreements are not material.

<u>Signatures</u>

3.   Please provide the signatures of each of the officers set forth in Instruction 1 to the
        signature section of Form F-4 below the signature block that indicates "the registration
        statement has been signed by the following persons in the capacities indicated."

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Linda Cvrkel,
Senior Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the
financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or
David Link at (202) 551-3356 if you have any other questions.

                                          Sincerely,

                                          /s/ David Link for

                                          John Reynolds
                                          Assistant Director
                                          Office of Beverages,
                                          Apparel and Mining

cc: Helene R. Banks, Esq.
        Cahill Gordon & Reindel LLP